FOR IMMEDIATE RELEASE                                        C. Michael Stoehr
                                                          Audiovox Corporation
                                                                (516) 231-7750

                                   For Financial Investor Relations Inquiries:
                                                     Mona Walsh / Glenn Wiener
                                                             Edelman Financial
                                               (212) 704-4423 / (212) 704-8174

             AUDIOVOX CORPORATION REPORTS THIRD QUARTER RESULTS


 .    NET PROFIT OF  $0.14 PER SHARE AS COMPANY RETURNS TO PROFITABILITY
 .    NET SALES INCREASED $1.4 MILLION TO $154.5 MILLION IN Q3 '98
 .    DIGITAL CDMA PHONE SALES CONTINUE TO INCREASE
 .    COMPANY ANNOUNCES AGREEMENT WITH NISSAN FOR MOBILE VIDEO SYSTEMS

HAUPPAUGE, NY, SEPTEMBER 22, 1998 ... AUDIOVOX CORPORATION (AMEX: VOX) today announced results for its third fiscal quarter ended August 31, 1998.

Net sales for the quarter were $154.5 million, a 1% increase from sales of $153.1 million in the comparable year ago period. Net income and net income per share for the quarter, both basic and diluted, were $2.6 million and $0.14 respectively, compared to net income of $3.1 million or $0.16 for the three months ended August 31, 1997.

For the nine months ended August 31, 1998, net sales were $407.9 million, a 12.8% decrease from net sales of $467.9 million in the comparable year ago period. Net loss and net loss per share, both basic and diluted, were ($474,000) and ($0.02) respectively, compared to net income of $15.7 million or $0.83 basic and $0.82 diluted for the first nine months of fiscal `97. The Company recorded a gain on the sale of an investment during the nine months ended August 31, 1997, which was partially offset by a charge for debt conversion expense.

Commenting on the results, John J. Shalam, Chairman, President and CEO of Audiovox Corporation said, "As anticipated, the Company returned to profitability during the third quarter and we expect this trend to continue through the end of fiscal 1998 and beyond. In addition, new products scheduled for introduction in both of our selling divisions should enhance the Company's growth prospects and better position us as we move forward in 1999." Shalam further stated, " Global economic difficulties have resulted in reduced overseas sales. However, those same economic conditions have provided improved product acquisition costs for our company."

Philip Christopher, President and CEO of Audiovox Communications Corp., the Company's communications subsidiary, stated, "During the third quarter, inventories of analog phones returned to normal levels where we expect them to stay in the coming quarters. In addition, we continue to realize sales improvements in CDMA markets with our CDM 3000 and believe the addition of other new digital products should enhance our market position moving forward."

Christopher further stated, "It remains our goal to provide the market with all of the major technology options that will allow us to capitalize on the projected growth of digital wireless technology. To that end, we anticipate that during the coming quarter we will be able to make announcements regarding the addition of TDMA, PCS, GSM and CDMA to our product mix."

Automotive Electronics Division Senior Vice President, Patrick Lavelle, said, " The Automotive Electronics Division remained on track during the quarter, despite the adverse affect of industry-wide sales conditions in Malaysia, Russia and South America. On the domestic front, shipments have begun on a contract from Nissan (R) for the supply of mobile video for their Quest (R) vans. In addition, response to our newly introduced FRS two-way radios (Family Radio Service) has been very strong with substantial commitments for holiday sales." Lavelle further stated, "We expect to meet our sales and profit targets for 1998."

Subsequent to the third quarter '98, the Company purchased approximately 1,324,075 Warrants at a price of $1.30 per warrant, tendered pursuant to the terms of its self-tender offer (which expired at 5:00PM on September 11, 1998). The purchased Warrants represent all of the Warrants validly tendered and not withdrawn pursuant to the tender offer. After purchasing the tendered Warrants, Audiovox will have 344,800 Warrants outstanding.

Audiovox Corporation is an international leader in the marketing of cellular telephones, auto sound, vehicle security, mobile video systems, and home and portable stereo systems. The Company conducts its business through two separate marketing groups. The Company markets its products, both domestically and internationally to the regional Bell Operating Companies, other carriers and their agents, distributors, retailers, car dealers and mass merchandisers. The Company markets its products under its own brands as well as functioning as an OE (Original Equipment) supplier to several customers.

Except for historical information contained herein, statements made in this release that would constitute forward-looking statements may involve certain risks such as market volatility, price competition and new product introductions. These factors may cause actual results to differ materially from the results suggested in the forward-looking statements, including those risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, including the Company's Form 10-K for the fiscal year ended November 30, 1997.

                             (TABLE TO FOLLOW)

                   AUDIOVOX CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED SUMMARY OF INCOME (LOSS)
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE
                            AND PER SHARE DATA)




                                       THREE MONTHS                         NINE MONTHS
                                          ENDED                                ENDED
                                        AUGUST 31,                           AUGUST 31,
                                       (UNAUDITED)                          (UNAUDITED)
                                 1998              1997               1998             1997
                           -----------------    ------------   ------------------- -------------

Net sales                      $    154,501      $  153,124           $   407,886   $   467,933

Operating income (loss)               3,928           5,028               (1,494)        13,356

Net income (loss)                     2,581           3,098                 (474)        15,655

Net income (loss) per          $       0.14      $     0.16           $    (0.02)   $      0.83
common share - basic

Net income (loss) per          $       0.14      $     0.16           $    (0.02)   $      0.82
common share - diluted

Weighted average number          19,118,385      19,407,913            19,161,768    18,829,986
of common shares
outstanding - basic

Weighted average number          19,320,075      19,822,432            19,414,241    19,328,733
of common shares
outstanding - diluted






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